David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

February 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Uber Technologies, Inc.
Draft Registration Statement on Form S-1
Submitted December 6, 2018
CIK No. 0001543151

Ladies and Gentlemen:

On behalf of Uber Technologies, Inc. (“Uber” or the “Company”), we are submitting this letter and the following information in response to a letter, dated February 1, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on December 6, 2018. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Prospectus Summary

Personal Mobility, page 1

1.	Where you discuss Gross Bookings information on page 2, please revise to provide revenue on a GAAP basis for the same periods discussed giving greater prominence to the GAAP information.

In response to the Staff’s comment, the Company has revised pages 2, 84, and 123 of the Amended Draft Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Two

Uber Freight, page 4

2.

Please explain the “friction” you reference in the first paragraph on this page and briefly discuss how your mobile app removes it in such a manner as to provide you a differential advantage over traditional logistics companies.

In response to the Staff’s comment, the Company has revised pages 4, 86, 125, and 135 of the Amended Draft Registration Statement.

Non-GAAP Financial Measures, page 18

3.

We note your presentation of non-GAAP financial measures and your belief that these measures provide useful information to investors and others in understanding and evaluating your operating results in the same manner as your management team and board of directors. Similarly, on page 104, you indicate that your segment measures are presented to provide the users of your consolidated financial statements with a view of the business from your perspective. While it appears that the intention to provide non-GAAP and segment disclosures is similar, you include the historical results from Russia/CIS and Southeast Asia (“2018 Divested Operations”) in your segment presentations but exclude them when presenting non-GAAP financial measures. Please clarify why you believe it is useful to exclude the 2018 Divested Operations from your non-GAAP measures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the exclusion of the 2018 Divested Operations from its non-GAAP measures provides a more useful comparison to prior periods because it reflects the results for the years ended December 31, 2016 and 2017 on a consistent basis with the results subsequent to the divestiture, including for the year ended December 31, 2018, which will be reflected in a subsequent amendment to the Amended Draft Registration Statement, and for future periods.

The Company did not remove the impact of the 2018 Divested Operations from the 2016 and 2017 segment results because prior to the divestiture, management’s evaluation of the business included the results of the 2018 Divested Operations. However, the Company further advises the Staff that it intends to recast the segment results within the Segments section on page 107 and Note 14 (Segment Information) on page F-52 of the Amended Draft Registration Statement to exclude the impact of the 2018 Divested Operations for all periods presented once the consolidated financial statements for the year ended December 31, 2018 are included in a subsequent amendment to the Amended Draft Registration Statement, to be reflective of the view of the business from the Company’s perspective during 2018.

Based upon quantitative and qualitative factors included in Accounting Standards Codification (“ASC”) 205-20, the 2018 Divested Operations will not be presented as discontinued operations in the Company’s financial statements as they do not meet the criteria for discontinued operations. The Company reflects the impact of the 2018 Divested Operations as an adjustment within its non-GAAP measures.

4.

With respect to the adjustments for the 2018 Divested Operations made to arrive at your non-GAAP financial measures, please tell us: 1) why the adjustment to “Adjusted Net Revenue” reflects an addition to revenue and what it represents; and 2) how you considered the exclusion of the 2018 Divested Operations in light of the guidance provided in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations relating to individually tailored recognition and measurement methods.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Three

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

The revenue related to the 2018 Divested Operations, as adjusted for excess Driver incentives and Driver referrals, was negative for each of the years ended December 31, 2016 and 2017 because the related Driver incentives and Driver referrals exceeded the revenues from the 2018 Divested Operations in those periods. Therefore, the removal of the impact of the 2018 Divested Operations results in a positive adjustment when calculating total Adjusted Net Revenue for those periods. The purpose of this adjustment is to facilitate a comparable presentation of Adjusted Net Revenue for all periods presented once the Company includes the financial results as of and for the year ended December 31, 2018 in a subsequent amendment to the Amended Draft Registration Statement and for future periods. The exclusion of the 2018 Divested Operations is made on a consistent basis with other non-GAAP measures presented within the Amended Draft Registration Statement. The Company believes the exclusion of the impact of the 2018 Divested Operations provides a more useful comparison to prior periods because it reflects the results for the years ended December 31, 2016 and 2017 on a consistent basis with the results subsequent to the divestiture, including for the year ended December 31, 2018, which will be reflected in a subsequent amendment to the Amended Draft Registration Statement, and for future periods. The 2018 Divested Operations adjustment was made on the same basis as the other adjustments to arrive at Adjusted Net Revenue for the Company’s non-divested business. The Company has revised page 19 of the Amended Draft Registration Statement to further clarify this adjustment for investors.

Adjusted Net Revenue, page 19

5.

Please revise your disclosure to clearly explain the nature of the excess driver incentives and why you believe the exclusion of these costs from Revenue is informative of your top line performance and material to investors.

In response to the Staff’s comment, the Company has revised the discussion on pages 19, 89, and 92 of the Amended Draft Registration Statement and the definitions of Adjusted Net Revenue, Driver incentives, and excess Driver incentives on page iii of the Amended Draft Registration Statement.

Management’s Discussion and Analysis and Results of Operations

Overview, page 80

6.

This section substantially repeats the overview you present in the Summary and Business sections. Please address here the material opportunities, challenges, and risks to your business as you implement the material components of your growth strategy such as increasing rideshare penetration, expanding into new markets and management’s plans to achieve profitability. Also discuss the material challenges and risks posed by relevant economic or industry-wide factors. Refer to Section III.A of Securities Act Release No. 33-8350 (Dec. 29, 2003).

In response to the Staff’s comment, the Company has revised pages 82 and 83 of the Amended Draft Registration Statement.

7.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, you state on page 90 that you plan to continue to use incentives, promotions, and discounts as well as restaurant expansion to grow Monthly Active Platform Consumers (“MAPCs”) and on page 91 that gross bookings per trip will decline as you penetrate markets with lower price points. Also discuss known trends relating to market share for each of your offerings. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

In response to the Staff’s comment, the Company has revised page 83 of the Amended Draft Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Four

8.

Refer to the last paragraph on page 81 and the graphic on page 82. Please discuss the methodology, including material assumptions, you used to estimate total ridesharing Gross Bookings generated by you and other companies with similar ridesharing products.

In response to the Staff’s comment, the Company has revised pages 84 and 123 of the Amended Draft Registration Statement to address the methodology used to estimate total ridesharing Gross Bookings generated by the Company and other companies with similar ridesharing products.

9.

Please discuss how Core Platform Contribution Margin, Gross Bookings per Trip, and Take Rate relate to each of Ridesharing and Uber Eats and the importance of each metric to the respective platform offering.

In response to the Staff’s comment, the Company has revised pages 92 and 109 of the Amended Draft Registration Statement to disclose Take Rate for Ridesharing and Uber Eats. Further, the Company respectfully advises the Staff that its management team does not use Contribution Margin or Gross Bookings per Trip for Ridesharing and Uber Eats as significant drivers to make decisions. Therefore, the Company does not believe that providing such additional disclosure would enhance an investor’s understanding of its business and performance. This is consistent with the Company’s segment disclosure (see page 107 of the Amended Draft Registration Statement).

Our Financial and Operating Model, page 86

10.

Please clarify the graph on page 86 to further explain the relationship among the bars and what they are meant to illustrate. For example, it appears that the “Core Platform Revenue” bar is the sum of the second green bar and the “Core Platform Adjusted Net Revenue” bar. In addition, explain the meaning of the y-axis between the first green bar and the “Core Platform Revenue” bar. We also note your statement that you define Adjusted Net Revenue as revenue (i) less excess Driver incentives, (ii) less Driver referrals, and (iii) excluding the impact of your 2018 Divested Operations. Please explain why you exclude (iii) from the second green bar.

The Company acknowledges the Staff’s comment and respectively advises the Staff that the bars to the left of the y-axis represent items that are components of Gross Bookings, one of the Company’s key operating metrics, and the bars to the right of the y-axis represent revenue and other components of Core Platform Contribution Profit (Loss). In response to the Staff’s comment, the Company has revised page 89 of the Amended Draft Registration Statement to further clarify this for investors. The Company advises the Staff that it intends to further revise the graph on page 89 in a subsequent amendment to the Amended Draft Registration Statement to include specific numbers for 2018, once available, to increase disclosure to investors of the Company’s financial and operating model.

11.

Expand the first paragraph on page 87 to discuss quantitatively and qualitatively your reliance on driver incentives and consumer discounts and the extent to which your historical practices are indicative of near-term trends.

In response to the Staff’s comment, the Company has revised page 90 of the Amended Draft Registration Statement. The Company supplementally advises the Staff that to balance Driver supply according to consumer demand and compete against other category participants, the Company can adjust both the service fee paid by Drivers and the Driver incentives that the Company offers. Both the service fee paid by Drivers and Driver incentives affect the Company’s Take Rate, which in turn affects Adjusted Net Revenue. Ultimately, the Company is focused on increasing Adjusted Net Revenue and its Take Rate. Adjusted Net Revenue is a function of Gross Bookings less Driver earnings, Driver incentives, and Driver referrals. The Company’s Take Rate is Adjusted Net Revenue as a percentage of Gross Bookings. The greatest impact on the Company’s Take Rate has historically come from Driver earnings. However, the Company typically manages its Take Rate through adjustments to Driver incentives, as Driver incentives are shorter-term adjustments that can be more easily tailored to specific local markets.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Five

Key Metrics and Non-GAAP Financial Measures, page 87

12.	The disclosure on page 88 indicates you will disclose gross bookings by Ridesharing, Uber Eats, and Other Bets. Disclose Monthly Active Platform Consumers and/or Trips by each of these platform types.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not manage its business by MAPCs by offering and does not use Trips by offering as a significant driver for decision making. The Company manages its business by Gross Bookings and has provided Gross Bookings and Adjusted Net Revenue for Ridesharing, Uber Eats, and Other Bets to provide investors with greater transparency into each product or segment. The Company manages its Core Platform (consisting of Ridesharing and Uber Eats) holistically and does not consider MAPCs or Trips for Ridesharing and Uber Eats separately as a significant driver for decision making. As the Company states on page 94 of the Amended Draft Registration Statement, the Company is focused on acquiring, engaging, and retaining MAPCs and driving greater Trips per MAPC on its entire platform. The Company believes that providing a breakdown of MAPCs and Trips by each of Ridesharing and Uber Eats would not be consistent with how its management makes operating and financial decisions, and would not materially enhance a reader’s understanding of the Company’s business.

With respect to Other Bets, the Company does not believe that MAPCs or Trips are relevant to the operations within that segment, due to the nature and nascency of those businesses. For example, MAPCs are not relevant in any way to the freight business, which is only focused on shippers and carriers. Further, Trips are generally not relevant for Uber Freight due to the nature of the freight business as compared to the Core Platform.

Components of Results of Operations, page 95

13.

We note your disclosure that to the extent you are successful in meeting your objective of efficiently scaling operations, you would expect cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue to decrease over time, although it may vary as a percentage of revenue from period to period. To the extent possible, please revise to disclose more specifically the timing of when you expect your objective to be achieved.

In response to the Staff’s comment, the Company has revised the discussion of cost of revenue, exclusive of depreciation and amortization, on page 98 of the Amended Draft Registration Statement. Further, the Company respectfully advises the Staff that the Company’s objective of scaling operations and reducing cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue over time is an ongoing objective with no associated specific time frame. As the Company’s financial results indicate, cost of revenue, exclusive of depreciation and amortization, continues to increase on an absolute dollar basis; however, as a percentage of revenue, cost of revenue, exclusive of depreciation and amortization, has declined to 52% for the year ended December 31, 2017 compared to 57% for the year ended December 31, 2016.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Six

14.

Additionally, we note your disclosure that to the extent you are successful in becoming more efficient in supporting platform users, you expect operations and support expenses as a percentage of revenue to decrease over time, although it may vary as a percentage of revenue from period to period. To the extent possible, please disclose more specifically the timing of when you expect your objective to be achieved.

The Company respectfully advises the Staff that the Company’s objective of scaling operations and reducing operations and support expenses as a percentage of revenue over time is an ongoing objective with no associated specific time frame. As the Company’s financial results indicate, operations and support expenses continue to increase on an absolute dollar basis; however, as a percentage of revenue, operations and support expenses have declined to 17% for the year ended December 31, 2017 compared to 23% for the year ended December 31, 2016. The Company expects operations and support expenses as a percentage of revenue to continue to decrease, and the Company has revised the discussion on page 98 of the Amended Draft Registration Statement accordingly.

Results of Operations, page 98

15.

Revise your revenue discussion on page 100 to quantify the increase in the number of MAPCs and in Revenue as a percentage of Gross Bookings for Ridesharing and Uber Eats. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the discussion of revenue on page 103 of the Amended Draft Registration Statement to exclude the reference to MAPCs for Ridesharing and Uber Eats as the Company does not regularly monitor MAPCs at a product level. The Company believes that providing a breakdown of MAPCs by each of Ridesharing and Uber Eats would not be consistent with how its management makes operating and financial decisions, and would not materially enhance a reader’s understanding of the Company’s business. The Company has revised the discussion on page 103 to include revenue as a percentage of Gross Bookings for Ridesharing and Uber Eats.

16.

Please revise your discussion of sales and marketing expenses on page 101 to disclose driver and passenger incentives recognized in each of the periods presented given its significance to total sales and marketing expenses.

In response to the Staff’s comment, the Company has revised the discussion of sales and marketing expenses on page 104 of the Amended Draft Registration Statement.

Business

Our Platform, page 124

17.

You state in the first full paragraph on page 125 that your strategy is to have the greatest “liquidity network effect.” Please briefly explain the concept of liquidity network effect, discuss the key drivers of this effect for each of your offerings, and discuss how the network effect interrelates, if at all, among your different offerings.

In response to the Staff’s comment, the Company has revised page 128 of the Amended Draft Registration Statement.

18.

We note the graphic on page 121, where you differentiate Market Share (calculated by dividing Personal Mobility Gross Bookings by estimated addressable market in dollars for miles traveled in a given region) from Ridesharing Category Position. Discuss the extent to which liquidity network effects on Market Share may differ and be potentially limited given that the estimable addressable market is substantially larger than Ridesharing Category.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Seven

In response to the Staff’s comment, the Company has revised 128 and 129 of the Amended Draft Registration Statement.

19.

Refer to the second bullet point on page 125. For each of your offerings discuss the limitations of the effects of scalability on margins, particularly in light of the low barriers to entry and the low switching costs you describe in the first risk factor on page 22. In addition, provide the basis for your belief that “the operator with the larger network will have a higher margin than the operator with the smaller network.”

In response to the Staff’s comment, the Company has revised pages 7 and 90 of the Amended Draft Registration Statement.

20.

We note your statement that “To the extent that ridesharing category participants choose to improve their profitability, we believe that we will not be required to invest as heavily in incentives to compete effectively.” Please expand to explain this statement and the basis for your belief. Disclose the entities that comprise “ridesharing category participants” and the extent to which you expect ridesharing category participants will focus on profitability in the near-term.

In response to the Staff’s comment, the Company has revised pages 8, 90, and 129 of the Amended Draft Registration Statement.

21.

Please discuss any material potential negative effects from interconnected platforms of the scale that you seek to achieve. To the extent material, discuss whether unfavorable media coverage and public reactions, such as the #DeleteUber campaign and other recent adverse effects on your brand and reputation disclosed in the risk factors, may be amplified as you increase the scale of your offerings.

In response to the Staff’s comment, the Company has revised the risk factor on page 28 of the Amended Draft Registration Statement.

Drivers, page 130

22.	Please briefly explain how you measure the effectiveness of your driver-focused efforts, including the “180 Days of Change” campaign and Uber Pro.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company believes that its driver-focused efforts, including the “180 Days of Change” campaign and Uber Pro, have had a positive impact on its business, including the Company’s brand reputation, the feedback the Company receives from Drivers tends to be qualitative in nature, rather than quantitative. Additionally, given all of the changes that the Company underwent during the period in which it introduced such driver-focused efforts, including changes in senior management and a focus on rebuilding the Company’s brand and reputation through cultural changes, advertising, and other means, any specific impacts from such driver-focused efforts are inherently difficult to measure.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Eight

23.

You state that you view your market opportunity in terms of a total addressable market (“TAM”), which you believe that you can address over the long-term, and a serviceable addressable market (“SAM”), which you currently address. Discuss the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented. For example, briefly explain why you exclude public transportation miles from your calculation of Personal Mobility SAM.

In response to the Staff’s comment, the Company has revised pages 10 and 137 of the Amended Draft Registration Statement.

24.

We note that SAM represents your market opportunity in 57 countries and excludes trips greater than 30 miles, while TAM represents your market opportunity in 175 countries and includes trips greater than 30 miles. Aside from penetrating additional countries to reach your TAM, discuss the challenges and time frames associated with including trips greater than 30 miles for the 57 countries currently part of your SAM. In addition, we note that trips greater than 30 miles are not included in “Our Growth Strategy” on page 139. Please explain how these trips are therefore part of your TAM.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the growth strategy reference to trips under 30 miles is meant to show the Company’s low penetration of the addressable market opportunity on a more conservative basis and is consistent with the Company’s approach in excluding trips greater than 30 miles from its Personal Mobility SAM, which the Company defines as the market it currently addresses. The Company believes its Personal Mobility TAM includes trips greater than 30 miles because riders already take trips over 30 miles on its platform and over time riders may increasingly use Ridesharing for trips greater than 30 miles as the prices for such trips and the frequency of personal automobile ownership decline. In response to the Staff’s comment, the Company has revised page 137 of the Amended Draft Registration Statement to reflect the challenges and time frames associated with including trips greater than 30 miles in its Personal Mobility SAM.

25.

We note your disclosure that you have identified six “near-term” priority countries where your ability to grow your Ridesharing operations to scale is currently and may continue to be limited by significant regulatory restrictions. Please expand to discuss how you will grow your operations in these countries in light of the significant regulatory restrictions and disclose the challenges and time frames associated with your ability to include these countries in your SAM in the near term.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s strategy in each country differs based on its unique regulatory framework and market dynamics. As disclosed, the Company is working with regulators in these six countries to modernize regulations governing its existing products and offerings, while offering products that have not been limited by existing regulations. For example, in Japan, where peer-to-peer ridesharing and for-hire vehicles are limited by regulations, the Company has partnered with local taxi companies that offer taxi services, in compliance with local regulations. Similarly, in Germany, the Company has focused on growth via partnerships with vehicle fleets and commercially licensed vehicles, and in Argentina, the Company worked with the province of Mendoza to introduce the country’s first ridesharing regulations. Estimating the timeline to implement regulations that permit the Company’s products and offerings, introduce new products that comply with existing regulations, or overcome other regulatory challenges, and thereby grow the Company’s operations in such countries, is inherently difficult. Given this, the Company does not have an estimated time frame on scaling its products and offerings in these countries, which the Company considers to be near-term priorities given the size of the opportunities within these countries.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Nine

Our Growth Strategy, page 139

26.	For each of the key elements of your growth strategy, please quantify the estimated investments and discuss the key milestones and time frames to implement each of these strategies.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not allocate a specific dollar amount to any of these growth strategies. Furthermore, the Company advises the Staff that it is pursuing these described growth initiatives on an ongoing basis and does not have any specific milestones or time frames associated with these initiatives that would enhance an investor’s understanding of its growth strategies.

27.

Refer to the fourth bullet point on page 140. Please briefly explain how the freight brokerage market “resembles the taxi industry when we first introduced our Ridesharing product” and provide the basis for your belief that your platform can “change the way the freight industry operates” given your focus on the brokerage portion of the industry.

In response to the Staff’s comment, the Company has revised page 144 of the Amended Draft Registration Statement.

Government Regulation, page 151

28.

Refer to the fourth bullet point on page 152. Please disclose the minimum wage regulation recently adopted by the New York City Taxi and Limousine Commission and discuss, to the extent known, the material effects of compliance with this regulation. Similarly revise the carryover risk factor on pages 33-34.

In response to the Staff’s comment, the Company has revised page 156 of the Amended Draft Registration Statement.

Certain Relationships and Related Person Transactions, page 200

29.

Please disclose the names of the holders of your capital stock who are parties to the Investor Rights Agreement, Voting Agreement, and Right of First Refusal and Co-Sale Agreement. Refer to Item 404(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 214 and 215 of the Amended Draft Registration Statement.

Principal and Selling Stockholders, page 205

30.

Please identify the person or persons who have voting or dispositive power over the shares held by SB Cayman 2 Ltd. and The Public Investment Fund. In this regard, we note that H.E. Yasir Al-Rumayyan, a member of your board, is a managing director at the Public Investment Fund.

In response to the Staff’s comment, the Company has revised page 219 of the Amended Draft Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Ten

Description of Capital Stock

Choice of Forum, page 212

31.

You state that the federal district courts will be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please state here and in the carryover risk factor on pages 54-55 that there is uncertainty whether a court would enforce this provision. Additionally, clarify in the risk factor that the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act.

In response to the Staff’s comment, the Company has revised pages 65 and 224 of the Amended Draft Registration Statement.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

32.

We note from your disclosure on page F-15 that you record refunds due to end user dissatisfaction as marketing expense. Please clarify if refunds are included in the incentive amounts quantified on page F-18. If refunds are material, please revise your disclosure on page F-18 as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that refunds given to end-users for dissatisfaction with the application that are not recovered from Drivers were not previously included in incentives to end-users recorded in sales and marketing expenses quantified on page F-18. In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Amended Draft Registration Statement to quantify the total incentives, refunds, and credits to end-users included in sales and marketing expenses.

Incentives to End-Users, page F-16

33.

Please provide a more specific and comprehensive discussion of the incentives provided to end-users that do not require completion of a specific action. Based on your current disclosure, it is unclear how these incentives differ from those that are recorded as a reduction of revenue. Refer to ASC 606-10-50-20.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that incentives offered to end-users are not within the scope of ASC 606 because the end-user is not the Company’s customer and is not in the distribution chain for the applicable offerings. Incentives to end-users that do not require completion of a specific action include discounts that apply to a limited number of trips or meals and/or are targeted at a subset of end-users. The presentation of these incentives as sales and marketing expenses is the same as the presentation of incentives that require a specific action; however, the timing of recognition is different. Recognition of an incentive that does not require completion of a specific action is upon redemption of the incentive because the Company has no liability to the end-user until the end-user redeems the incentive. Incentives are offered to end-users to promote the Company’s platform and retain and/or re-engage end-users.

In contrast, from time to time, the Company has offered discounts that reduce the fare for all or substantially all trips in a specific market in order to stimulate demand when entering a new market or to test end-user demand at different fare prices. These discounts are pricing actions that reduce the overall pricing for that market and accordingly lower the service fee the Company earns. These pricing actions are recorded as a reduction of revenue. As a result of changes to the Company’s incentives and pricing strategy in 2017, the amounts recorded as a reduction of revenue related to such discounts were immaterial and are expected to continue to be immaterial in future periods.

The Company has revised the disclosure on page F-16 of the Amended Draft Registration Statement to clarify the types of incentives to end-users, the timing of recognition, and their classification.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Eleven

Notes to Consolidated Financial Statements

Note 14 – Segment Information, page F-52

34.	We note that you currently manage and operate your business as two operating/reportable segments: Core Platform and Other Bets. Please address the following:

•	Provide us with details about your management structure and how your company is organized.

•	Describe the role of your CODM and each of the individuals reporting to the CODM.

•	Identify and describe the role of each of your segment managers.

•	Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

•	Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	Describe the basis for determining the compensation for each individual that reports to the CODM.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with ASC 280, the Company considered the information provided to its Chief Operating Decision Maker (“CODM”) for evaluating performance of operating segments and other information used to evaluate the Company’s financial performance or make resource allocation decisions when assessing the appropriate segments disclosures. The Company’s CODM, Uber’s Chief Executive Officer, Dara Khosrowshahi, is responsible for making decisions about resource allocations and assessing the performance of the Company’s operating segments.

Furthermore, the Company respectfully provides the following responses to the individual bullet points in the Staff’s comment.

First Bullet: Provide us with details about your management structure and how your company is organized.

The Company’s headquarters are based in San Francisco, California. The Company operates its platform globally, and supports various products aimed at taking advantage of the scale of the global platform and related technology. The Company’s focus is on innovation and efficiency of the platform, and therefore invests in new potential products and offerings that start initially as “bets.” Should these “bets” become viable and scalable across the platform, they could be added and managed within the Core Platform or monitored as separate segments in the future. The executive management team that reports into the CODM is based in the United States with the majority of the team based at the Company’s headquarters in San Francisco. The team includes global functions such as the Chief Product Officer and the Chief Technology Officer, in addition to other global functions such as Legal, Human Resources, and Finance. Also reporting to the CODM are the heads of autonomous driving technologies and other next-generation research and development activities (ATG and Advanced Programs) and the segment managers as described below.

The Company’s scaled products included within the Core Platform segment are composed of Ridesharing, Uber Eats, and the remaining Vehicle Solutions activities that have since been terminated. The Core Platform segment is managed by the Company’s COO, who reports to the CODM. The COO relies on regional and product leaders who report to him and who manage local operations teams with local market expertise. The Other Bets segment products (primarily Freight through 2018 as New Mobility was launched during 2018 and the associated revenues and losses were not material through 2018) are managed by co-segment managers reporting directly to the CODM. The Company’s COO is not involved in the management of Other Bets nor in the investments in research and development activities.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Twelve

The following is an organizational chart of the Company’s management structure:

Dara Khosrowshahi

Chief Executive Officer

CODM
Core Platform	Other Bets		R&D activities for ATG & Advanced Programs	Corporate Functions
Barney Harford	Lior Ron	Rachel Holt	Others (see below)	Others (see below)
Chief Operating Officer	GM of Uber Freight	VP & Head of New Mobility

Second Bullet: Describe the role of your CODM and each of the individuals reporting to the CODM.

The CODM determines the Company’s overall strategy and is responsible for the allocation of resources and assessment of operating performance. In particular, he makes the Company’s key operating decisions related to how much to invest in each of the different operating segments as well as the corporate overhead and research and development activities. He also makes the Company’s key strategic and operating decisions, including launching new products and offerings, approving significant capital and research and development expenditures, implementing brand marketing strategies, and directing mergers, acquisitions, and strategic partnerships. He also approves operating budgets for the Core Platform and Other Bets segments. The CODM is also the only executive who is responsible for the consolidated Company operations and decision making, whereas the segment managers are only responsible for the results of their respective segments.

The CODM reviews Contribution Profit (Loss) as the profitability measure of the Core Platform and Other Bets segments as well as reviews Gross Bookings for Ridesharing and Uber Eats, and Adjusted Net Revenue for Ridesharing, Uber Eats, and consolidated Other Bets. The CODM is the only individual who manages consolidated Adjusted EBITDA for the Company, which includes corporate overhead costs and research and development activities related to ATG and Advanced Programs that are not directly attributable to the Core Platform segment and the Other Bets segment.

The following individuals report directly to the CODM:

•	Barney Harford - Chief Operating Officer and Core Platform Segment Manager

•	Lior Ron - GM of Uber Freight and Other Bets Co-Segment Manager

•	Rachel Holt - VP & Head of New Mobility and Other Bets Co-Segment Manager

In addition to the direct reports described above, “Others” in corporate functions report directly to the CODM that support the corporate business. These functions include product, research and development, engineering, human resources, finance, policy and communications, and legal. The individuals that report to the CODM include:

•	Nelson Chai - Chief Financial Officer

•	Nikki Krishnamurthy - Chief People Officer

•	Thuan Phan - Chief Technology Officer (“CTO”)

•	Manik Gupta - Chief Product Officer (“CPO”)

•	Tony West - Chief Legal Officer and Corporate Secretary

•	Jill Hazelbaker - SVP, Policy & Communications

•	Eric Meyhofer - Head Of Uber Advanced Technologies

•	Eric Allison - Head of Advanced Programs

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Thirteen

The CTO and CPO are responsible for the cost centers that develop the Company’s back-end platform technology and the technology powering the products across the Company’s business.

Third Bullet: Identify and describe the role of each of your segment managers.

Each of the Company’s segment and co-segment managers report directly to the CODM. The following describes the roles of the segment managers and the information that each segment manager uses to manage the respective products. A subset of this information is shared with the CODM during the monthly business review as described below:

•

Core Platform Segment Manager - Barney Harford, Chief Operating Officer, is responsible for managing the consolidated Core Platform operations, which consists of our Ridesharing and Uber Eats products, including establishing and monitoring Gross Bookings and Adjusted Net Revenue targets and Contribution Profit (Loss) by segment product. He allocates resources and assesses performance based on Contribution Profit (Loss) that is impacted by significant costs such as insurance, labor costs, and support costs which differ between the Ridesharing and Uber Eats products. Although the COO is responsible for allocating resources within the Core Platform segment, he does not have authority over the allocation of resources for the Company as a whole, including the allocation of resources to Core Platform, which is the responsibility of the CEO as the CODM. Further, the COO does not evaluate the performance of or allocate resources to Other Bets.

•	Other Bets Co-Segment Managers:

○	Lior Ron, GM of Uber Freight, is responsible for managing the Uber Freight products, including establishing and monitoring revenue targets and total direct spend of Uber Freight.

○	Rachel Holt, VP & Head of New Mobility, is responsible for managing the New Mobility products, including establishing and monitoring revenue targets and total spend of New Mobility.

Fourth Bullet: Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

The Company’s key operating decisions relate to the allocation of resources and investments for (i) the continued growth and increased profitability of the Core Platform, which comprise of scaled products, (ii) the emerging products, and (iii) research and development activities that represent expected future technologies that will enable new products, offerings and business models. Consistently, decisions related to the launch of new products, markets, or strategic partnerships are key operating decisions, all of which are made by the CODM.

Within both Core Platform and Other Bets, the key operating decisions relate to allocation of resources and investments to and within a particular product as well as the level of incentive spend needed to attract Drivers, promotions needed to attract and retain end-users, and the appropriate cost and the operating structure to support these products.

Performance measures used in the assessment of the Company and how resources are allocated are as follows:

•

Consolidated Adjusted EBITDA: Measure used by the Company to assess overall profitability and level of investment across the consolidated Company, which includes Contribution Profit (Loss), corporate overhead, and research and development activities associated with next generation technologies. Adjusted EBITDA is reviewed by the CODM and the Company’s board of directors. The CODM is responsible for managing the overall results of the Company and Adjusted EBITDA.

•

Contribution Profit (Loss): Measure used by the Company to assess the profitability and level of investment of the Core Platform and Other Bets segments. Contribution Profit (Loss) is reviewed by the CODM and the Company’s board of directors. Segment managers are responsible for managing their respective segments’ Contribution Profit (Loss) and are accountable to the CODM.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Fourteen

•

Gross Bookings and Trips: Metrics used by the Company to assess overall amount and volume of activity on the platform and also broken down by Ridesharing and Uber Eats products within Core Platform. Gross Bookings and Trips are reviewed by the CODM and the Company’s board of directors. The Core Platform segment manager is responsible for managing Gross Bookings and Trips.

•

Adjusted Net Revenue: Measure used by the Company to assess overall top line performance of the Company. Adjusted Net Revenue is also reviewed for the Other Bets segment. Adjusted Net Revenue is reviewed by the CODM and the Company’s board of directors.

Fifth Bullet: Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

The CODM meets with the below reports and discusses the following information at such meetings:

•

Monthly business review: The Senior Director of Strategic Finance presents the consolidated Company results including the Core Platform, Other Bets, and corporate activities. Certain of the CODM’s direct reports and others pertinent to the information being reviewed may attend the monthly business review to address specific operational questions that the CODM may have to help him make his key operating decisions of allocating resources and assess performance between the Company’s segments and corporate activities.

The monthly report includes a financial snapshot showing the overall results on a consolidated basis and also a breakout of the items below:

○

Core Platform: Core Platform Adjusted Net Revenue and Contribution Profit (Loss) as well as a breakout of Trips, Gross Bookings, and Adjusted Net Revenue by product. The monthly report also presents Ridesharing category position by region.

○	Other Bets: Consolidated Other Bets Adjusted Net Revenue and Contribution Profit (Loss).

○	Corporate Activities: Corporate overhead and ATG/Advanced Programs R&D investment spend.

○	Consolidated Adjusted EBITDA.

The monthly report also includes a comparison to the preceding month, prior year, and budget versus actual performance results for the current month.

•

Quarterly Uber Freight business update: This meeting is attended by the CODM, CFO, and GM of Uber Freight and Other Bets Co-Segment Manager, focusing on revenue and operational growth and performance of the business including revenue and operating metrics such as number of freight loads, shippers, and carriers.

•

Quarterly New Mobility business update: This meeting is attended by CODM, CFO, and VP & Head of New Mobility and Other Bets Co-Segment Manager, focusing on revenue and operating metrics such as number of cities launched, number of dockless e-bikes and e-scooters available on the platform, Trips, and category position.

•

There are no profitability measures regularly reviewed by the CODM other than the consolidated Other Bets Contribution Profit (Loss). The CODM also does not regularly review measures of profitability by product.

•

Weekly and bi-weekly one-on-one meetings: These meetings are held with the CODM’s direct reports to obtain updates on key initiatives, including, people, development, and strategy. These reviews are operational in nature and financial information is not regularly prepared for these meetings.

Sixth Bullet: Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company’s budget is prepared and reviewed for each operating segment (Core Platform and Other Bets) and the overall corporate activities including research and development investment activities related to the ATG and Advanced Programs initiatives to ultimately build a consolidated company budget. The respective segment managers are responsible for preparing and presenting their proposed budgets for their respective segment for the CODM’s approval.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Fifteen

The CODM sets the overall Company budget target. He also reviews and approves the annual budget on a consolidated basis once Core Platform, Other Bets, and corporate activities have been rolled up. The budget process begins in the fourth quarter with a consolidated company cash balance and consolidated Adjusted EBITDA target that is first approved by the CODM and then presented to, and approved by, the Company’s board of directors. In order to achieve specific consolidated-level targets for the Company, such as cash balance, Contribution Profit (Loss), Gross Bookings, Adjusted Net Revenue, and Adjusted EBITDA, the CODM has the authority to set targets and allocate resources in the budget for each of the segments (Core Platform and Other Bets) and corporate activities. The CODM requires each segment manager to develop the detailed allocations based upon segment budgets that fit into the consolidated budget approved by the board of directors and the CODM. Based upon the CODM’s authority, the Other Bets segment is given an overall Contribution Profit (Loss) budget for the year. The CFO works with the GM of Uber Freight and the VP & Head of New Mobility to divide the allocated Other Bets Contribution Profit (Loss), as approved by the CODM and the Company’s board of directors, between Uber Freight and New Mobility. The CODM then receives monthly updates through the monthly business reviews on the budget versus actuals and any variances in actuals, period over period, for Core Platform and Other Bets, and at the consolidated level as described above.

The budget is re-assessed by the CODM for necessary changes mid-year, on the same basis as the process outlined above. The budget is also informed by strategic considerations as well as external factors such as macroeconomic environment and competition. Any material updates to the budget are presented to and approved by the Company’s board of directors. Other changes to the budget during the year are made only for significant changes such as acquisitions, divestitures, and other new business initiatives. Any changes to reflect revised allocations to the products are communicated by the segment managers downward within their own business organizations.

Seventh Bullet: Describe the basis for determining the compensation for each individual that reports to the CODM.

Compensation of the Company’s executives is designed to attract and retain a highly talented team with shared interests as well as interests that are aligned to certain key objectives such as safety measures and overall consolidated financial performance but also aligned with future stockholders as a public company.

The CODM’s compensation arrangement is based on the Company’s consolidated performance as determined by the Compensation Committee. Specifically, a fraction of the CODM’s performance-based equity compensation is determined based on the level of achievement of consolidated revenue growth, safety improvement, the consummation of the Company’s initial public offering, and the valuation of the Company after an initial public offering.

Compensation structure of the CODM’s direct reports is as follows:

•

Chief Operating Officer (Core Platform Segment Manager): His compensation is based on performance in the role during the year. In addition, a fraction of his performance-based equity compensation is determined based on the level of achievement of revenue growth, safety improvement, the consummation of the Company’s initial public offering, and the valuation of the Company after an initial public offering.

•

VP & Head of New Mobility (Other Bets Co-Segment Manager): Her Compensation is based on her performance in the role during the year and not based upon any specific financial or metric-based performance. A portion of her compensation is based on stock-based awards that vest upon the consummation of the Company’s initial public offering.

•

GM of Uber Freight (Other Bets Co-Segment Manager): His Compensation is based on performance in the role during the year and not based upon the specific financial or metric-based performance. The GM of Uber Freight owns a minority interest in the Uber Freight entity, and as a result, a portion of his earnings are based on the long-term performance of Uber Freight. A portion of his compensation is based on stock-based awards that vest upon the consummation of the Company’s initial public offering.

•

Other direct reports: Compensation is based on the respective executive’s performance in the role during the year, overall performance of the Company, and other specific metrics. For example, the Head of ATG’s compensation is partially based on objectives related to the number of autonomous cars by a certain date. Certain executives are partially compensated through stock-based awards that vest upon the consummation of the Company’s initial public offering and the achievement of certain consolidated company valuation levels.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Sixteen

35.

Additionally, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed. In this regard, we note that you present disaggregated revenue information for Ridesharing and Uber Eats on page F-22. Tell us whether the CODM or the Board of Directors receives any profitability and/or expense information for Ridesharing and Uber Eats separately. If so, describe the nature, type and frequency of that information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•	The financial information reviewed by the CODM and the frequency of his review is described in the response to the fifth bullet of comment 34 above;

•	The financial information presented and reviewed by the board of directors on a quarterly basis is consistent with the information reviewed by the CODM during the monthly business reviews; and

•	The financial information regularly reviewed by either the CODM or the Board includes revenue for Ridesharing and Uber Eats, but does not include any measure of profitability by product.

Exhibits

36.	Please file the agreements relating to:

•	your joint venture with Yandex;

•	the sale of your business in Southeast Asia to Grab; and

•	the Master Services Agreements you enter into with Partners to use the Apps.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

February 15, 2019

Page Seventeen

Alternatively, explain to us why these agreements are not required to be filed by Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that any of the agreements relating to the Company’s joint venture with Yandex, the sale of the Company’s business in Southeast Asia to Grab, or the Master Services Agreements the Company enters into with Partners constitute a material contract under Item 601(b)(10) of Regulation S-K. While the Company’s decisions to sell its businesses in Russia and the Commonwealth of Independent States and Southeast Asia were important business decisions for the Company, the Company has determined that the agreements related to the contribution and sale to Yandex and Grab, respectively, are not material to the Company and the Company is not substantially dependent on such agreements. The Company believes the material information regarding the Company’s joint venture with Yandex and the sale of the Company’s business in Southeast Asia to Grab is adequately described throughout the Amended Draft Registration Statement.

Further, the Company advises the staff that it enters into numerous different forms of Master Services Agreements with Partners to use the Apps, which are updated and modified from time to time in the ordinary course of business, and vary by jurisdiction and Partner. Each of the forms of Master Services Agreements are of the type entered into in the ordinary course of the Company’s business to bring new Drivers and restaurants onto its platform, and the Company is not substantially dependent on any form of Master Services Agreement or on a Master Services Agreement with any of its Partners.

*            *              *

Please contact me at (415) 693-2177 or Siana Lowrey of Cooley LLP at (415) 693-2150 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/David Peinsipp

David Peinsipp

Cooley LLP

cc:	Tony West, Uber Technologies, Inc.
Keir Gumbs, Uber Technologies, Inc.
Siana Lowrey, Cooley LLP
Peter Mandel, Cooley LLP
Alan Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.